Exhibit 99.1

iClick Interactive Asia Group Limited Announces the Closing of US$10 Million Convertible Note and the Issuance of US$20 Million Warrants

Additional Convertible Notes Offering on Strong Demand and Warrants Issuance

Hong Kong, December 17 , 2019 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced the closing of the sale at par of US$10 million in aggregate principal amount of a three-year convertible note due December 16, 2022 (“Note”) to Tech Famous Limited, a non-U.S. person, in an offshore transaction exempt from registration with the U.S. Securities and Exchange Commission under Regulation S of the U.S. Securities Act of 1933, as amended (“Regulations S”).

This new Note was issued in addition to a US$20 million Convertible Noted issued on November 11, 2019 to Marine Central Limited, backed by Mr. Yam, who is also the majority shareholder of Forbes Media LLC, and shares substantially the same terms as this previous note.

“The additional issuance of the Note was primarily due to strong demand from a group of Asian high-net-wealth investors after the previous note’s announcement,” said Sammy Hsieh, co-founder and CEO of iClick. “We will leverage the additional financing to further upgrade our Enterprise and Marketing Cloud Platform and actively evaluate other new business and investment opportunities.”

In connection with the issuance of the Note and the previously announced issuance of a three-year convertible note to Marine Central Limited (the “Transactions”), the Company will issue certain warrants (“Warrants”) to purchase up to 4,651,162 ADSs to Eaglestride Limited, the financial adviser in the Transactions, as compensation for its services, at an exercise price of US$4.30 per ADS, subject to adjustments to be specified in the Warrants, in an offshore transaction exempt from registration with the SEC in reliance on Regulation S. The Warrants are exercisable on or after December 16, 2020, and will expire on December 16, 2022.

The Note will bear interest at a rate of 5.0% per annum and will be convertible at the option of the holder into the Company’s American depositary shares (“ADSs”), each representing one-half of an ordinary share of the Company. The conversion will be eligible following a 12-month lockup period, with the conversion price set at the lower of (i) a fixed price of US$4.30 or (ii) the VWAP (volume weighted average price) of the ADSs over a certain period plus a premium equal to 10% of this VWAP, each subject to adjustments upon the occurrence of certain events. A holder may require the Company to redeem its Note upon a change of control of the Company. The Note is also callable at the option of the Company upon payment of the applicable redemption price. The Company intends to use the net proceeds of the Note primarily for continued investment in the Company’s enterprise solutions and other new businesses.

The Note, the Warrants, the ADSs deliverable upon conversion of the Note or the Warrants and the ordinary shares represented thereby, have not been registered under the Securities Act or any state securities laws and are subject to restrictions on transferability and resale. They may not be transferred or resold absent registration or an applicable exemption from registration as permitted under the Securities Act and other applicable securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, iClick’s proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	John Marco
Phone: +86-21-3230-3931 #892	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: johnm@coreir.com